Copa Holdings Announces Monthly Traffic Statistics For August 2014

PANAMA CITY, Sept. 15, 2014 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for August 2014:

Operating Data	August 2014	August 2013	% Change (YOY)	YTD 2014	YTD 2013	% Change (YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,788.5	1,656.3	8.0%	13,656.7	12,508.7	9.2%
RPM (mm) (2)	1,392.8	1,277.7	9.0%	10,656.8	9,610.6	10.9%
Load Factor (3)	77.9%	77.1%	0.7p.p.	78.0%	76.8%	1.2p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized.

For the month of August 2014, Copa Holdings' system-wide passenger traffic (RPM) increased 9.0% year over year, while capacity increased 8.0%. As a result, system load factor for August 2014 was 77.9%, a 0.7 percentage point increase when compared to August 2013.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 69 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 96 aircraft: 70 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

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CONTACT: Rafael Arias – Panama, Director-Investor Relations, (507) 304-2431